

November 8, 2019

<u>**Via E-Mail**</u>

David Aboudi
Aboudi Legal Group PLLC
745 Fifth Ave., Suite 500
New York, NY 10151

   Re: **Document Security Systems, Inc.**
      PREN14A filed on November 5, 2019
      DFAN14A filed November 5, 2019
      DFAN14A filed October 20, 2019
      File No. 1-32146

Dear Mr. Aboudi:

   The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing your revised preliminary proxy statement and any information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

<u>Preliminary Proxy Statement filed on November 5, 2019</u>

1. Since this is a contested solicitation involving a director election contest, the correct EDGAR "tag" is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

2. Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.

Background of the Solicitation

3. Explain why Mr. Feigenbaum decided not become a consultant to the Company. Specifically, explain why he did not believe this would provide value to the Company.

4. Provide more details about the contacts between Mr. Feigenbaum and Mr. Chan referenced in paragraph 3 in this section. Specifically, what "other ventures" were discussed and what role for the participants in this solicitation was contemplated? See Item 5 of Schedule 14A.

5. In paragraph 4 of this section, describe the alternatives discussed to increase shareholder value. Describe the "concrete proposals" Mr. Feigenbaum made to Mr. Chan and describe the reaction (if any).

Reasons for the Solicitation

6. Here or where appropriate in the proxy statement, please describe your nominees' plans for changes at DSS if they are elected to the board, either as a minority or if you are able to accomplish a change in control by winning a majority of the seven seat up for election. Please be as specific as possible.

Proposal 1. Election of Directors

7. Identify the "publicly-traded companies" for which Mr. Feigenbaum served as CEO.

8. Identify the organization(s) or entity(ies) for which Mr. Giles Hunt worked and in which capacity, he "advised clients on acquisitions and capital raising efforts." Provide dates as appropriate.

9. Clarify the positions at each applicable entity or organization held by Ms. Kerri Rupert Schiller over the last five years. Currently your disclosure includes vague descriptions that do not make this information clear.

Form of Proxy

10. Refer to Proposal 2 on the form of proxy included with your proxy statement. Revise to include a means by which shareholders may vote on this proposal to comply with Rule 14a-4(b)(1).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions